EXHIBIT 99D

                        CERTIFICATION OF PERIODIC REPORT

I, Qu Shuzhi, director and Chief Financial Officer of Yantai Dahua Holdings Company Limited (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

      The annual report on Form 20-F of the Company for the fiscal year ended December 31, 2004 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, 15 U.S.C. 78m(a) or 78o(d); and

      The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Dated: December 15, 2005


/s/  Qu Shuzhi
Chief Financial Officer